

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

September 25, 2008

<u>By Facsimile and U.S. Mail</u>
Mr. Oleg Khaykin
President and Chief Executive Officer
International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245

> **Re: International Rectifier Corporation**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed September 16 and 17, 2008**
> **File No. 001-07935**

Dear Mr. Khaykin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Additional Soliciting Material</u>

1. We note that the e-mail message to employees and the conference call were dated September 16, 2008 but these communications were filed on September 17, 2008. We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. See Rule 14a-12.

2. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such

assertions, or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, please provide support for the statements, or in the alternative, please make a revised filing to reflect the deletion of the cited statements:

- "We believe that Vishay's latest unsolicited proposal continues to represent an opportunistic attempt by Vishay to capture value that belongs to our shareholders."
- "…Vishay has chosen to deploy heavy-handed and disruptive tactics… continuing to assert meritless claims against the Company related to the PCS sale—all to pressure the Board and our stockholders to sell the Company at a bargain price."

3. Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company's financial and market performances, any projections or numerical conclusions with respect to the proposed transaction, including but not limited to the following assertion: "In terms of the Q1 outlook…we expect our ongoing revenues to grow by about 7% to 9% sequentially in Q1. We also expect to be breakeven or better on the non-GAAP operating income basis." Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

Closing Comments

You should furnish a response letter and any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions